                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              THE FIRST YEARS INC.
                       (Name of Subject Company (issuer))

                              THE FIRST YEARS INC.
                       (Names of Filing Persons (issuer))

                          COMMON STOCK, $.10 PAR VALUE
             (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                    337610109
                      (CUSIP Number of Class of Securities)

                                  JOHN R. BEALS
          SENIOR VICE PRESIDENT, CHIEF FINANCIAL OFFICER AND TREASURER
                              THE FIRST YEARS INC.
                                ONE KIDDIE DRIVE
                         AVON, MASSACHUSETTS 02322-1171
                                 (508) 588-1220
                  (Name, address and telephone number of person
           authorized to receive notices and communications on behalf of filing persons)

                                 with a copy to:
                            STANFORD N. GOLDMAN, ESQ.
               MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.
                              ONE FINANCIAL CENTER
                          BOSTON, MASSACHUSETTS 02111
                                 (617) 542-6000

                            Calculation of Filing Fee

               Transaction valuation*       Amount of filing fee:
                    $11,385,000                   $2,277.00

         *Calculated solely for purposes of determining the filing fee, in accordance with Rule 0-11 of the Securities Exchange Act of 1934. This calculation assumes the purchase of up to 900,000 shares of common stock of The First Years Inc. at the maximum tender offer purchase price of $12.65 per share in cash.

         [ ] Check the box if any part of the fee is offset as provided by Rule 011(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

                  Amount Previously Paid: N/A
                  Form or Registration Number: N/A
                  Filing Party: N/A
                  Date Filed: N/A

         [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [ ]  third party tender offer subject to Rule 14d-1.
         [X]  issuer tender offer subject to Rule 13e-4.
         [ ]  going private transaction subject to Rule 13e-3.
         [ ]  amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of a tender offer: [ ]
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         This Issuer Tender Offer Statement on Schedule TO relates to the issuer tender offer of The First Years Inc., a Massachusetts corporation, to purchase up to 900,000 shares of its common stock, $0.10 par value per share, including, after November 30, 2001, the associated common stock purchase rights issued pursuant to the Common Stock Rights Agreement dated as of November 19, 2001 between The First Years Inc. and EquiServe Trust Company, N.A. as rights agent. The First Years Inc. is offering to purchase these shares at a price not greater than $12.65 nor less than $10.65, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 21, 2001, and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer. This Issuer Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

         The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits
(a)(1)(i) and (a)(1)(ii), respectively, is hereby incorporated by reference in response to all the items of this Issuer Tender Offer Statement on Schedule TO.

         ITEM 1.  SUMMARY TERM SHEET.

         The information under the heading "Summary Term Sheet" in the Offer to Purchase is incorporated herein by reference.

         ITEM 2.  ISSUER INFORMATION.

         The name of the issuer is The First Years Inc. The address and telephone number of its principal executive offices are: One Kiddie Drive, Avon, Massachusetts 02322; (508) 588-1220.

         The subject securities are common stock, $0.10 par value, of The First Years Inc. The number of shares of the subject securities outstanding as of October 31, 2001, was 9,185,509.

         Information about the trading market and the price of the subject securities under "Section 8. Share, Trading Price and Dividend Information" of the Offer to Purchase is incorporated herein by reference.

         ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         The filing person is The First Years Inc. The information under "Section 9. Information About Us" and "Section 10. Information About Our Executive Officers and Directors" of the Offer to Purchase is incorporated herein by reference.

         ITEM 4.  TERMS OF THE TRANSACTION.

         (a) Information about the terms of the transaction under "Section 1. Number of Shares; Priority of Purchases; Odd Lots; Proration," "Section 2. Purpose of the Offer; Certain Effects of the Offer," "Section 3. Procedure for Tendering Shares," "Section 4. Purchase of Shares and Payment of the Purchase Price," "Section 5. Conditional Tender of Shares," "Section 6. Withdrawal Rights," "Section 7. Material Federal Income Tax Consequences," "Section 11. Effect of Offer on Market for Shares; Registration under the 1934 Act; Effect on the Market" "Section 13. Certain Conditions of this Offer," "Section 14. Cancellation, Extension, Termination and Amendment," "Section 15. Fees and Expenses" and "Section 16. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference. There will be no material differences in the rights of security holders as a result of this transaction.

         (b) The issuer will purchase shares of the subject securities validly tendered at or below the purchase price and not withdrawn by its shareholders, including shareholders who may be executive officers or directors of the issuer, on the terms and subject to the conditions contained in the Offer to Purchase and the related Letter of Transmittal. The issuer has been advised that its officers and directors do not intend to tender shares pursuant to the Offer to Purchase and therefore no securities are expected to be purchased from them in the transaction.

         ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         The information under "Section 9. Information About Us" and "Section
10. Information About Our Executive Officers and Directors" of the Offer to Purchase is incorporated herein by reference.
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         ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         The information about the purpose of the transaction under "Section 2. Purpose of the Offer; Certain Effects of the Offer" of the Offer to Purchase is incorporated herein by reference.

         The information about plans or proposals under "Section 9. Information About Us" of the Offer to Purchase is incorporated herein by reference.

         ITEM 7.  SOURCE AND AMOUNT OF FUNDS.

         The information under "Section 16. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference. None of the funds are expected to be borrowed.

         ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         The information under "Section 10. Information About Our Executive Officers and Directors" and "Section 17. Recent Transactions in Our Shares" of the Offer to Purchase is incorporated herein by reference.

         ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         The information under "Section 15. Fees and Expenses" and "Section 18. Miscellaneous" of the Offer to Purchase is incorporated herein by reference.

         ITEM 10.  FINANCIAL STATEMENTS.

            The issuer does not believe that any of its financial statements are material to a decision by its shareholders whether to tender or hold shares of the common stock because the consideration offered consists solely of cash, the offer is not subject to any financing condition, and issuer is a public reporting company under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, that files reports electronically on EDGAR.

         ITEM 11.  ADDITIONAL INFORMATION.

         The information under "Section 10. Information About Our Executive Officers and Directors" and "Section 12. Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

         (a)(1)   Not Applicable.
         (a)(2)   None.
         (a)(3)   Not applicable.
         (a)(4)   Not applicable.
         (a)(5)   None.
         (b)      None.

         ITEM 12.  EXHIBITS.

         The following exhibits are submitted herewith:

         (a)(1)(i)   Offer to Purchase dated November 21, 2001.
         (a)(1)(ii)  Letter of Transmittal.
         (a)(1)(iii) Notice of Guaranteed Delivery.
         (a)(1)(iv) Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated November 21, 2001.
         (a)(2)      Not applicable.
         (a)(3)      Not applicable.
         (a)(4)      Not applicable.
         (a)(5)(i) Letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients, dated November 21, 2001.
         (a)(5)(ii) Letter to shareholders dated November 21, 2001, from the Chairman, Chief Executive Officer and President of The First Years Inc.
         (a)(5)(iii) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
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         (a)(5)(iv) Press Release, dated November 19, 2001.*
         (b)        Not applicable.
         (d)(1) Common Stock Rights Agreement, dated as of November 19, 2001 (incorporated by reference to Exhibit 4.1 of The First Years Inc. Registration Statement on Form 8-A filed on November 20, 2001) (SEC File no. 0-7024).
         (g)      Not applicable.
         (h)      Not applicable.

-----------------------
* Previously filed on Schedule TO

         ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

         Not applicable.
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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: November 21, 2001
                                           The First Years Inc.

                                           by:  /s/ John R. Beals
                                                --------------------------------
                                                John R. Beals
                                                Senior Vice President, Chief
                                                Financial  Officer and Treasurer
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                                  EXHIBIT INDEX

EXHIBIT
NUMBER                              DESCRIPTION

(a)(1)(i)                  Offer to Purchase dated November 21, 2001.

(a)(1)(ii)                 Letter of Transmittal.

(a)(1)(iii)                Notice of Guaranteed Delivery.

(a)(1)(iv) Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated November 21, 2001.

(a)(2)                     Not applicable.

(a)(3)                     Not applicable.

(a)(4)                     Not applicable.

(a)(5)(i) Letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients, dated November 21, 2001.

(a)(5)(ii) Letter to shareholders dated November 21, 2001 from the Chairman, Chief Executive Officer and President of The First Years Inc.

(a)(5)(iii) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(iv)                 Press Release, dated November 19, 2001.*

(b)                        Not applicable.

(d)(1) Common Stock Rights Agreement, dated as of November 19, 2001 (incorporated by reference to Exhibit 4.1 of The First Years Inc. Registration Statement on Form 8-A filed on November 20, 2001) (SEC File no. 0-7024).

(g)                        Not applicable.
(h)                        Not applicable.


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* Previously filed on Schedule TO